UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0167 Expires: May 31, 2021 Estimated average burden hours per response1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number	0-19217

American Tax Credit Properties III L.P.
(Exact name of registrant as specified in its charter)
Richman Tax Credit Properties III L.P. 777 West Putnam Avenue Greenwich, Connecticut 06830 (203) 869-0900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:			0

Pursuant to the requirements of the Securities Exchange Act of 1934 American Tax Credit Properties III L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 19, 2019	By: Name: Title:	/s/James Hussey James Hussey Chief Financial Officer of Richman Housing Credits Inc., general partner of Richman Tax Credit Properties III L.P., General Partner

SEC 2069 (08-11)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.